Gravity Power LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Gravity Power LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 29, 2024

Vincenzo Mongio

Statement of Financial Position (Unaudited)

	As of December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	62,725	864	864
Total Current Assets	62,725	864	864
Non-current Assets			
Funds in Escrow	12,744	-	-
Intangible Assets: Patents, Website, and Computer Software, net of Accumulated Amortization	79,782	95,931	61,428
Total Non-Current Assets	92,526	95,931	61,428
TOTAL ASSETS	155,250	96,795	62,292
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	8,525	-	-
Accrued Interest - Related Parties	46,361	1,978,529	1,621,619
Other	-	537	537
Total Current Liabilities	54,886	1,979,066	1,622,156
Long-term Liabilities			
Convertible Notes - Related Parties	87,992	1,959,852	1,877,463
Total Long-Term Liabilities	87,992	1,959,852	1,877,463
TOTAL LIABILITIES	142,878	3,938,918	3,499,619
EQUITY			
Member's Equity	12,373	(3,842,123)	(3,437,326)
Total Equity	12,373	(3,842,123)	(3,437,326)
TOTAL LIABILITIES AND EQUITY	155,250	96,795	62,292

Statement of Changes in Member Equity (Unaudited)

	Common	Series A	Series A-1	Series B-1	Series B-2	Member Capital		
	# of Units Amount	**# of Units Amount**	**# of Units Amount**	**# of Units Amount**	**# of Units Amount**	**$ Amount**	**Accumulated Deficit**	**Total Member Equity**
Ending Balance 1/1/2021	8,350,525	2,337,149	684,322	-	-	(1,678,797)	(1,278,421)	(2,957,218)
Net Income (Loss)	-	-	-	-	-	-	(480,108)	(480,108)
Ending Balance 12/31/2021	8,350,525	2,337,149	684,322	-	-	(1,678,797)	(1,758,529)	(3,437,326)
Net Income (Loss)	-	-	-	-	-	-	(404,797)	(404,797)
Ending Balance 12/31/2022	8,350,525	2,337,149	684,322	-	-	(1,678,797)	(2,163,326)	(3,842,123)
Member's Contributions	4,596,369	-	-	7,377,711	400,588	4,244,993	-	4,244,993
Net Income (Loss)	-	-	-	-	-	-	(390,497)	(390,497)
Ending Balance 12/31/2023	12,946,894	2,337,149	684,322	7,377,711	400,588	2,566,196	(2,553,823)	12,373

Statement of Operations (Unaudited)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	-	-	-
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating Expenses			
Advertising and Marketing	79,820	-	-
General and Administrative	337,706	31,307	184,779
Amortization	16,149	16,580	-
Total Operating Expenses	433,675	47,887	184,779
Operating Income (loss)	(433,675)	(47,887)	(184,779)
Other Income			
Prize Winnings	50,000	-	-
Total Other Income	50,000	-	-
Other Expense			
Interest Expense	6,822	356,910	295,329
Total Other Expense	6,822	356,910	295,329
Provision for Income Tax	-	-	-
Net Income (loss)	(390,497)	(404,797)	(480,108)

Statement of Cash Flows (Unaudited)

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net Income (Loss)	(390,497)	(404,797)	(480,108)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization	16,149	16,580	-
Accounts Payables	8,525	-	-
Interest Payable - Related Parties	6,822	356,910	294,947
Funds in Escrow	(12,744)	-	-
Other	26,410	100	537
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	45,162	373,590	295,484
Net Cash provided by (used in) Operating Activities	(345,335)	(31,207)	(184,624)
INVESTING ACTIVITIES			
Website	-	-	(8,200)
Computers and Software	-	-	(8,000)
Patents	-	(51,182)	(45,229)
Net Cash provided by (used by) Investing Activities	-	(51,182)	(61,429)
FINANCING ACTIVITIES			
Proceeds from Reg CF Campaign	182,652	-	-
Proceeds from Convertible Notes - Related Parties	224,544	82,389	245,400
Net Cash provided by (used in) Financing Activities	407,196	82,389	245,400
Cash at the beginning of period	864	864	1,516
Net Cash increase (decrease) for period	61,861	-	(653)
Cash at end of period	62,725	864	864

Gravity Power LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Gravity Power LLC (the "Company") was founded in California on November 17th, 2008. The Company provides a long-term energy storage solution that is low levelized cost, low environmental impact, highly round trip efficient, and highly land efficient. It comprises a deep underground shaft, with a steel-walled piston in the shaft, connected to a hydroelectric powerhouse through a vertical penstock, and filled with water, for a closed system. To store energy, the motor/pump drives water down the penstock, raising the piston hydraulically in the shaft. To return energy to the grid, the piston is allowed to descend, driving water up the penstock and through the turbine/generator. The system provides electrical commodities to the grid similarly to a pumped storage system, but without the numerous environmental and technical difficulties of pumped storage. The Company technology is protected by four patents. It currently holds patents in twenty-four countries representing most of the world market for long term energy storage. The Company operates its business virtually (online), from its office located in Santa Barbara, California, and from other locations convenient to its team members.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Patents	10	96,311	(19,262)	-	77,049
Computer Software	3	12,345	(12,345)	-	-
Website	3	8,200	(5,467)	-	2,733
Grand Total	-	116,855	(37,073)	-	79,782

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common units issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested shares, December 31, 2021	-	$-
Granted	9,989,457	$-
Vested	(3,000,000)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	6,989,457	$-
Granted	10,192,519	$-

Vested	(4,021,073)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2023	13,160,903	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021, 2022, and 2023 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price	Number Outstanding	Expiration Date
1.16	232,549	2026
	232,549	

A summary of the warrant activity for the years ended December 31, 2021, 2022, and 2023 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2021	232,549	1.16
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	232,549	1.16
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2022	232,549	1.16
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2023	232,549	1.16

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Convertible Notes - The Company had entered into several convertible note agreements for the purposes of funding operations with the founders, CEO, as well as other various related parties. The interest on the notes were 7%. The maturity dates of these notes were extended to be in 2023, in consideration for an increase in interest of up to 11%. The amounts were to be repaid at the demand of the holder prior to conversion in 2023. The notes were convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The conversion of these loans into equity were to not affect the investors in the Reg CF offering, that is, the conversion is to dilute the previous shareholders but not dilute the Reg CF shareholders. All convertible notes and corresponding accrued interest owed by the Company were converted to equity in June 2023, except for three notes, which carry a principal amount of $87,992 and has accrued interest totaling $46,631 as of December 31st, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company entered into a license agreement in 2017 with another company ("licensee") that would use the Company's license in Europe. The agreement was terminated by the Company on February 28th, 2020. At the time of termination, the licensee owed the Company approximately $1,420,000 for approximately three annual payments of $473,333, which were due on December 31st, 2017, 2018 and 2019, plus additional costs for which the licensee was liable. The Company received an email from the licensee claiming that the Company had spent approximately $1,620,000 on an unbuilt demonstration plant in Germany and claimed reimbursement. The Company believes that it is highly unlikely that the licensee would have a sustainable claim that exceeded the licensee's debt to the Company. Due to Management deeming any payments and collections of the potential receivable or payable to be unlikely, the amounts are not reflected on the financials.

NOTE 5 – DEBT

See Note 3 - Related Party Transactions for details of convertible note agreements entered into with related parties.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$87,992
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability Company with two classes of units wholly owned by multiple members. The two classes consist of Common and Preferred A, A-1, B-1, and B-2.

The Company is authorized to issue 100,000,000 Common Units. There were 12,946,894 Common Units issued and outstanding as of December 31st, 2023.

Voting: Common Unitholders are entitled to one vote per share

Dividends: The holders of Common Units are entitled to receive dividends when and if declared by the Board of Directors.

The Company is authorized to issue 2,337,149 Preferred A Units. All Preferred A Units were issued and outstanding as of December 31st, 2023.

Voting: Preferred A Unitholders have 1 vote for every Common Unit they could own if converted.

Dividends: The holders of the Preferred Units are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Units are in preference to and prior to any payment of any dividend on Common Units and are not cumulative. As of December 31, 2023, no dividends had been declared.

The Company is authorized to issue 684,322 Preferred A-1 Units. All Preferred A-1 Units were issued and outstanding as of December 31st, 2023.

Voting: Preferred A-1 Unitholders have 1 vote for every Common Unit they could own if converted.

Dividends: The holders of the Preferred Units are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Units are in preference to and prior to any payment of any dividend on Common Units and are not cumulative. As of December 31, 2023, no dividends had been declared.

The Company is authorized to issue 25,000,000 Preferred B-1 Units. 7,377,711 Preferred B-1 Units were issued and outstanding as of December 31st, 2023.

Voting: Preferred B-1 Unitholders have no voting rights unless converted to Common.

Dividends: The holders of the Preferred B-1 Units are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Units are in preference to and prior to any payment of any dividend on Common Units and are not cumulative. As of December 31, 2023, no dividends had been declared.

The Company is authorized to issue 50,000,000 Preferred B-2 Units. 400,588 Preferred B-2 Units were issued and outstanding as of December 31st, 2023.

Voting: Preferred B-2 Unitholders have no voting rights unless converted to Common.

Dividends: The holders of the Preferred B-2 Units are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Units are in preference to and prior to any payment of any dividend on Common Units and are not cumulative. As of December 31, 2023, no dividends had been declared.

Material Rights: Preferred Unitholders are entitled to liquidation preference at par, pari passu with other Preferred. Preferred Unitholders are entitled to convert to Common at par.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.